December 2010 Pricing Sheet dated December 20, 2010 relating to Preliminary Pricing Supplement No. 621 dated December 20, 2010 to Registration Statement No. 333-156423 Filed pursuant to Rule 433
STRUCTURED INVESTMENTS
Opportunities in U.S. and International Equities

PLUS due December 24, 2012
Based on the Performance of a Basket of Twenty Stocks
PRICING TERMS – DECEMBER 20, 2010
Issuer:	Morgan Stanley
Maturity date:	December 24, 2012
Original issue price:	$1,000 per PLUS
Stated principal amount:	$1,000 per PLUS
Pricing date:	December 20, 2010
Original issue date:	December 23, 2010 (3 business days after the pricing date)
Aggregate principal amount:	$3,300,000
Interest:	None
Basket:	Issuer of Basket Stock	Ticker Symbol	Exchange	Percentage of Initial Basket Value	Closing Price of Basket Stock on Pricing Date	Initial Multiplier
	Arch Coal, Inc.	ACI	NYSE	5%	$33.48	0.1493429
	Alliance Data Systems Corporation	ADS	NYSE	5%	$70.73	0.0706914
	Citigroup Inc.	C	NYSE	5%	$4.71	1.0615711
	Caterpillar Inc.	CAT	NYSE	5%	$93.30	0.0535906
	Cameco Corporation	CCJ	NYSE	5%	$39.43	0.1268070
	Clean Harbors, Inc.	CLH	NYSE	5%	$83.04	0.0602119
	Chipotle Mexican Grill	CMG	NYSE	5%	$236.10	0.0211775
	California Pizza Kitchen, Inc.	CPKI	NASDAQ	5%	$17.57	0.2845760
	Cisco Systems, Inc.	CSCO	NASDAQ	5%	$19.62	0.2548420
	Dryships Inc.	DRYS	NASDAQ	5%	$5.85	0.8547009
	FedEx Corporation	FDX	NYSE	5%	$93.56	0.0534416
	General Electric Company	GE	NYSE	5%	$17.70	0.2824859
	Gilead Science, Inc.	GILD	NASDAQ	5%	$37.19	0.1344447
	General Motors Company	GM	NYSE	5%	$33.76	0.1481043
	The Goldman Sachs Group, Inc.	GS	NYSE	5%	$166.05	0.0301114
	priceline.com Incorporated	PCLN	NASDAQ	5%	$405.33	0.0123356
	Research In Motion Limited	RIMM	NASDAQ	5%	$58.48	0.0854993
	tw telecom inc.	TWTC	NASDAQ	5%	$16.50	0.3030303
	Wellpoint, Inc.	WLP	NYSE	5%	$56.10	0.0891266
	United States Steel Corporation	X	NYSE	5%	$57.91	0.0863409
Payment at maturity per PLUS:	▪ If the final basket value is greater than the initial basket value:
$1,000 + leveraged upside payment In no event will the payment at maturity exceed the maximum payment at maturity.
▪ If the final basket value is less than or equal to the initial basket value:
$1,000 x the basket performance factor This amount will be less than or equal to the stated principal amount of $1,000.
Leveraged upside payment:	$1,000 x leverage factor x basket percent increase
Leverage factor:	300%
Maximum payment at maturity:	$1,265 per PLUS (126.5% of the stated principal amount)
Determination date:	December 19, 2012, subject to adjustment for non-trading days and certain market disruption events.
Initial basket value:
100, which is equal to the sum of the products of (i) the closing price of each basket stock on the pricing date and (ii) the multiplier for such basket stock on the pricing date, in each case as set forth under “Basket” above.

Final basket value:	The sum of the products of (i) the final share price of each basket stock on the determination date and (ii) the multiplier for such basket stock on the determination date
Final share price:	For each basket stock, the closing price of such basket stock on the determination date
Multiplier:
The initial multiplier for each basket stock was set on the pricing date based on such basket stock’s respective closing price on such date, so that each basket stock is reflected in the predetermined initial basket value of 100 in accordance with its equal percentage weighting within the basket. See “Basket–Initial Multiplier” above.  The multipliers will remain constant for the term of the PLUS, subject to adjustment for certain corporate and other events relating to the issuer of that basket stock and for adjustments relating to the basket.

Basket percent increase:	(final basket value – initial basket value) / initial basket value
Basket performance factor:	final basket value / initial basket value
Listing:	The PLUS will not be listed on any securities exchange.
CUSIP/ISIN:	617482QG2 / US617482QG28
Agent:	Morgan Stanley & Co. Incorporated
Commissions and Issue Price:	Price to Public	Agent’s Commissions(1)	Proceeds to Issuer
Per PLUS	$1,000	$22.50	$977.50
Total	$3,300,000	$74,250	$3,225,750
(1)      For additional information, see “Description of PLUS––Supplemental Information Concerning Plan of Distribution; Conflicts of Interest” in the accompanying preliminary pricing supplement and “Plan of Distribution” in the accompanying prospectus supplement.

You should read this document together with the preliminary pricing supplement describing the offering and the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Pricing Supplement No. 621 dated December 20, 2010
Prospectus Supplement dated December 23, 2008
Prospectus dated December 23, 2008

The PLUS are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.